Profit & Loss
Gravel & Gold LLC
2024

Income		
Merchandise Sales		
G&G Sales Revenue		519,920.40
	G&G Discounts	-46,412.56
	G&G Returns	-52,014.21
Total G&G Sales Revenue		**421,493.63**
3rd Party Sales Revenue		201,151.65
	3rd Party Discounts	-8,509.88
	3rd Party Returns	-9,433.42
Total 3rd Party Sales Revenue		**183,208.35**
	Event Revenue	
Satellite Shops		
	Fog City Flea Sales	129,335.55
Total Satellite Shops		**129,335.55**
Wholesale		
	Wholesale Goods (Faire/ Garmatory / other)	61,374.19
	Yucca Valley Sales	8,577.00
	Google Campus	2,435.90
	Happy House Sales	6,505.86
	KIt Kit Dizzy	0.00
	River Co.	0.00
Total Wholesale		**78,892.95**
Total Merchandise Sales		**812,930.48**
Other Sales Revenue		
	Reporpoised Sales	18,576.93
	Treet Resale Income	6,021.03
	Shipping Fees Charged	14,873.33
Total Income		**$852,401.77**
COGS		
Cost Of Goods Sold		
	Cost of Goolds Sold - G&G	201,614.43
	Cost of Goods Sold - 3rd Party	84,074.83
	Cost of Goods Sold - Satellite Shops (Fog City)	0.00
	Cost of Goods Sold - Consignment Shops	0.00
	Cost of Good Sold Wholesale (Faire /Garmatory /other)	0.00
	Repoirposed Reimbursements COGS	8,512.64
Total Cost of Goods Sold		**294,201.90**
Product Development - COGS		0.00
Events		6,217.00
Freight		12,985.31
Total Cost of Goods Sold		**$313,404.21**
Gross Profit		**$538,997.56**
Expenses		
SELLING EXPENSES		
Advertising & Marketing		42,041.39
Postage (USPS, Easypost, ShipStation, stamps.com)		22,291.04
Gift Cards Issued		2,660.28
Contract Labor		
	Production & Administrative Annabel	9,624.57
	Influencers/Modeling/Photographers	3,862.00
	Marketing	7,625.00
	Other Contract Labor	600.00
	Total Contract Labor	**21,711.57**
Fees		10.00
	Transaction Fee Fog City Flea	0.00
	Credit Card Processing Costs (bill.com)	1,022.16
	Merchant Fees	0.00
	Paypal Fees	2,139.15
	Shopify Fees	17,638.40
	Total Fees	**20,809.71**
TOTAL SELLING EXPENSES		**$109,513.99**
GENERAL EXPENSES		
Supplies		
	Packaging & Shipping Supplies	2,679.26
	Shop & Studio Supplies	4,578.64
	Other Supplies	161.66
	Office Equipment (non FA)	0.00
	Total Supplies	**7,419.56**

Dues and Subscriptions			27,446.49
Physical Space			
	Alarm System		759.96
	Rent		123,799.71
	Rent Satellite Shops		0.00
	Telephone		4,489.32
	Utilities		3,519.44
	Building Spend on new Fog City (hardware costs + labor)		3,839.19
	Total Physical Space		**$136,407.62**
Travel Meals & Entertainment			
	Lodging		1,351.44
	Air		0.00
	Entertainment & Meals		2,054.16
	Travel & Mileage		1,486.72
	Gifts		0.00
	Education		64.00
	Wellness Expenses		1,491.84
	Total Travel Meals & Entertainment		**$6,448.16**
Charitable Donations			0.00
TOTAL GENERAL EXPENSES			**$177,721.83**
ADMINISTRATIVE EXPENSES			
Payroll Expenses			
	401(k) Plan Fees		1,788.00
	Payroll Service Subscription		0.95
	Taxes		20,451.96
	Total Payroll Expenses		204,228.39
Accounting			19,053.48
Consulting			9,197.50
Health Insurance - Owner			15,646.10
Business Insurance- Liability			6,418.05
Professional Fees Other			0.00
Other			0.00
Workers Comp Insurance			2,146.00
TOTAL ADMINISTRATIVE EXPENSES			**$278,930.43**
OTHER EXPENSES			
Depreciation Expense			200.00
Loan fee expense			0.00
Interest Expense - loans			15,256.24
Interest I Credit Card Interest			33,986.53
Bank Service Charges			178.99
Bank Wire Fee			177.96
Business Fees & Taxes			20.00
	CA LLC Tax		51.00
	State Tax		1,698.00
Uncategorized Expenses (PY expenses unaccounted for)			
TOTAL OTHER EXPENSES			**$51,568.72**
TOTAL SELLING, GENERAL, ADMIN & OTHER EXPENSES			**$617,734.97**
NET INCOME			-$78,737.41
Other Income			
	ERTC (Employee Retention Credit)		
	Interest Revenue		0.06
	Gain on debt forgiveness		
	Non-Taxable Grant Income (SF New Deal)		
	Grant Income		
	Other Income Loan Rebate		
	Cash Back Rewards Bank of America		672.83
	Other Income - Client Design & Production Management		13,793.75
	Other Income		944.44
Other Expenses			
	Amortization Expense - GW		5,307.00
	Reliquary Contract Work		4,684.50
Other Income			5,419.58
Total Net Income including additional income items			-$73,317.83

Balance Sheet

Gravel & Gold LLC

2024

Distribution account	2024
Assets	
Current Assets	
Bank Accounts	
Bank of America Savings 6801	0.02
Bank of America - Shop #6593	168,282.00
Bill.com Money Out Clearing	0
PayPal Holding Account	2,961.50
Shopify Holding Account	390.27
Cash in Drawer	250
Total for Bank Accounts	**171,883.79**
Accounts Receivable	
Accounts Receivable	12,727.22
Total for Accounts Receivable	**12,727.22**
Other Current Assets	
Due from Shareholders	3,226.00
Inventory Asset	29.37
Inventory - 3rd Party	37,493.92
Inventory - Fabric	41,944.04
Inventory - Finished Goods	98,411.79
Inventory - In House WIP	143,958.07
Total for Inventory Asset	**321,837.19**
Payroll Refunds	72.92
21st Street Deposit	5,350.00
Total for Other Current Assets	**330,486.11**
Total for Current Assets	**515,097.12**
Fixed Assets	
Fixed Assets	
Accumulated Depreciation	-300
Equipment	0
Furniture and Fixtures	0
Leasehold Improvements	0
Office Equipment	848
Total for Fixed Assets	**548**
Total for Fixed Assets	**548**
Other Assets	
Accumulated Amortization - GW	-38,951.00
Loan Fee	0
Loan Fee - PVC 2023	2,605.26
Loan Fee PVC 2024	2,941.67
Loan Fee Shopify Dec 2024	10,000.00
Loan Fee - Shopify May 2023	0
Loan Fee - Shopify Nov 2023	0
Goodwill - 754 Election	79,604.22
Total for Other Assets	**56,200.15**
Total for Assets	**571,845.27**
Liabilities and Equity	
Liabilities	
Current Liabilities	
Accounts Payable	
Accounts Payable	167,538.31

Total for Accounts Payable	**167,538.31**
Credit Cards	
BMO cc 5939	11,034.00
BofA CC # 4309 (0937,7429)	13,753.47
BofA CC #7237	30,262.26
BofA CC #8581	13,574.29
Chase Card 4002 Old	0
Chase CC #3996	28,339.95
Total for Credit Cards	**96,963.97**
Other Current Liabilities	
Accrued Expenses	0
Direct Deposit Payable	0
Gift Certificates Outstanding	35,736.11
Loan Payable - CDC Small Business	37,521.27
Loan Payable Funding Circle	0
Loan Payable Paypal	0
Loan Payable - PCV 2023 Loan	83,783.24
Loan Payable - PCV 2024 Loan	120,000.00
Loan Payable - SBAD	500,000.00
Loan Payable - Seth	0
Loan Payable - Shopify	114,101.69
Notes Payable - Thomson loan #1 2019	27,335.10
Notes Payable - Thomson loan #2 2023	49,333.33
Notes Payable - Thomson loan #3 2024	100,000.00
ONDECK CAPITAL	
Payroll Liabilities	0
CA PIT / SDI	-213.87
CA SUI / ETT	-116.77
Federal Taxes (941/944)	0
Federal Unemployment (940)	0
Guideline Roth 401(k)	148.11
Guideline Traditional 401(k)	-1,225.34
Total for Payroll Liabilities	**-1,407.87**
Sales Tax Payable	1,265.95
Total for Other Current Liabilities	**1,067,668.82**
Total for Current Liabilities	**1,332,171.10**
Long-term Liabilities	
Pacific Community Venture Loan	0
Total for Long-term Liabilities	**0**
Total for Liabilities	**1,332,171.10**
Equity	
Holly Equity	
Draws-Holly	0
Holly Investments	0
Total for Holly Equity	**0**
Opening Bal Equity	0
Tomra Equity	
Draws-Tomra	0
Tomra Investments	0
Total for Tomra Equity	**0**
Retained Earnings	-687,008.00
Net Income	-73,317.83
Total for Equity	**-760,325.83**
Total for Liabilities and Equity	**571,845.27**

Statement of Cash Flows

Gravel & Gold LLC

January 1-December 31, 2024

Full name	Total
OPERATING ACTIVITIES	
Net Income	-73,317.83
Adjustments to reconcile Net Income to Net Cash provided by operations:	
Accounts Payable	92,640.12
Accounts Receivable	-7,314.62
Accrued Expenses	350
Accumulated Amortization - GW	5,307.00
BMO cc 5939	11,034.00
BofA CC # 4309 (0937,7429)	-3,096.93
BofA CC #7237	-16,053.94
BofA CC #8581	-3,040.48
Chase CC #3996	28,324.96
Direct Deposit Payable	0
Gift Certificates Outstanding	1,914.40
Inventory Asset:Inventory - 3rd Party	-21,555.36
Inventory Asset:Inventory - Fabric	-28,712.04
Inventory Asset:Inventory - Finished Goods	-207.75
Inventory Asset:Inventory - In House WIP	-111,736.02
Loan Fee PVC 2024	-2,941.67
Loan Payable - CDC Small Business	-25,058.62
Loan Payable - PCV 2023 Loan	-13,363.83
Loan Payable - PCV 2024 Loan	120,000.00
Loan Payable - Shopify	50,224.74
Notes Payable - Thomson loan #1 2019	-6,669.46
Notes Payable - Thomson loan #2 2023	-666.67
Notes Payable - Thomson loan #3 2024	100,000.00
Payroll Liabilities:CA PIT / SDI	-128.05
Payroll Liabilities:CA SUI / ETT	-71.16
Payroll Liabilities:Federal Taxes (941/944)	-871.17
Payroll Liabilities:Federal Unemployment (940)	-355.94
Payroll Liabilities:Guideline Roth 401(k)	148.11
Payroll Liabilities:Guideline Traditional 401(k)	-340.41
Payroll Refunds	-72.92
Sales Tax Payable	2,087.94
Total for Adjustments to reconcile Net Income to Net Cash provided by opera	**$169,774.23**
Net cash provided by operating activities	**$96,456.40**
INVESTING ACTIVITIES	
Fixed Assets:Accumulated Depreciation	200
Loan Fee - PVC 2023	894.74
Loan Fee Shopify Dec 2024	-10,000.00
Loan Fee - Shopify May 2023	4,940.00
Loan Fee - Shopify Nov 2023	6,500.00
Net cash provided by investing activities	**$2,534.74**
FINANCING ACTIVITIES	
Holly Equity:Draws-Holly	2,497.86
Opening Bal Equity	-4,995.79
Tomra Equity:Draws-Tomra	2,497.93
Net cash provided by financing activities	**$0.00**
NET CASH INCREASE FOR PERIOD	**$98,991.14**
Cash at beginning of period	**$72,892.65**
CASH AT END OF PERIOD	**$171,883.79**